AB 3/28

PUBLIC

12012408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/10

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SEC Mail Processing Section

FEB 28 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSX Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 2600
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

175 W. Jackson Blvd., 20th Floor	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Paulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSX Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Supervisory Principal

Title

Notary Public

PHILIP PINC
OFFICIAL SEAL
Notary Public State of Illinois
My Commission Expires
July 08, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NSX SECURITIES LLC
(SEC I.D. NO. 8-67385)
DECEMBER 31, 2011

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CONTENTS

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
NSX Securities LLC

We have audited the accompanying statement of financial condition of NSX Securities LLC (the Company) as of December 31, 2011 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NSX Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 23, 2012

NSX Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$340,517
Due from member	4,577
Prepaid expenses and other assets	1,064
Deposits with clearing broker	75,000
TOTAL ASSETS	$421,158

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 40,715
Due to member	229,652
Total liabilities	270,367
MEMBER'S CAPITAL	150,791
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$421,158

The accompanying notes are an integral part of this financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statement follows.

Description of Business

NSX Securities LLC (Securities) is a wholly owned subsidiary of the National Stock Exchange, Inc. (the Exchange), which is a for-profit Delaware corporation that operates a registered national securities exchange to facilitate the trading of stocks. Securities is a broker-dealer registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Effective December 30, 2011, the last business day of the year, the CBOE Stock Exchange (CBSX) acquired the Exchange from NSX Holdings (NSX Holdings), a for-profit Delaware corporation that served as a holding company for the Exchange.

Securities is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule because it does not hold funds or securities for, or owe money or securities to, customer accounts. The Exchange provides accounting, administrative services, management services, and office facilities to Securities in accordance with a FINRA approved expense agreement.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the purchase date.

Due from Member

Securities' due from member balance is owed from the Exchange and is related to monthly route-out fees and regulatory transaction fees originating from equity trading permit holders of the Exchange. This balance is generally collected by the end of the following month.

Income Taxes

Through the year ended December 31, 2011, NSX Holdings files and pays income taxes on Securities' behalf. Securities does not reflect any balance sheet or income statement impact of the tax consequences borne by NSX Holdings in Securities' stand-alone financial statement.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. Securities has elected to be taxed as a limited liability company. As a result, the member is responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on Securities' income and expense as reported for income tax purposes. As of December 31, 2011, Securities had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. Securities did not have any material amounts accrued for interest and penalties at December 31, 2011. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

NOTE B - NET CAPITAL REQUIREMENTS

Securities is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance of the larger of 1/15th of aggregate indebtedness or $5,000. The minimum net capital requirement of $5,000 is subject to the condition that, among other things, the broker-dealer does not receive, directly or indirectly, or hold funds or securities for or owe funds or securities to, customers and does not carry accounts of, or for, customers.

As of December 31, 2011, Securities had a ratio of aggregate indebtedness to net capital of 1.86 and net capital of $145,150, which was $127,126 in excess of its minimum net capital requirement of $18,024 at that date. As of December 31, 2011, Securities had aggregate indebtedness of $270,367.

NOTE C - RELATED-PARTY TRANSACTIONS

Securities and the Exchange entered into an expense agreement (the Agreement) that has been approved by the FINRA. In the conduct of its business, Securities leases office space and equipment, retains employees, and incurs other costs that are paid by the Exchange in order to facilitate the operation of its business.

As of December 31, 2011, Securities owed the Exchange $229,652. As of December 31, 2011, the Exchange owed Securities $4,577.

Securities is dependent upon the Exchange to sustain operations. The Exchange's ability to manage its liquidity position is dependent upon its ability to increase revenues through increased trading volumes and/or obtain financing.

NOTE D - CONTRACTUAL OBLIGATIONS

Securities entered into a third-party clearing agreement with Sungard Brokerage & Securities Services LLC to act as a clearing broker for Securities for three years starting August 31, 2008 and ending August 31, 2011 (Initial Term). The agreement is automatically extended for additional one-year periods as of each anniversary of the expiration of the Initial Term. Subsequent to the Initial Term, either party may terminate the agreement by giving 60 days prior written notice. Securities maintains a deposit with Sungard Brokerage & Securities Services LLC in the amount of $75,000 to secure contractual obligations under the clearing agreement. This deposit is refundable to Securities within 30 days after termination of the agreement provided that all provisions of the agreement and any outstanding obligations are paid in full.

As of December 31, 2011, Securities owed Sungard Brokerage & Securities Services LLC $35,134. This balance is included within accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE E - CAPITAL CONTRIBUTIONS

As of December 31, 2011, the Exchange has contributed $2,550,000 of capital to Securities.

NOTE F - SUBSEQUENT EVENTS

Securities' management has determined that no material events or transactions occurred subsequent to December 31, 2011, and through February 23, 2012, the date Securities' statement of financial condition was available for issuance, which would require adjustments to and/or additional disclosure in this financial statement.

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

Board of Directors
NSX Securities LLC

In planning and performing our audit of the financial statements of NSX Securities LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 23, 2012

Grant Thornton